VIA EDGAR

February 13, 2018

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Metropolitan West Funds - File No. 811-07989

To the Staff of the Commission:

On behalf of Metropolitan West Funds (the “Trust”), enclosed for filing pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”), are the following documents:

(1)	A copy of the extension endorsement to the Trust’s joint fidelity bond in the amount of $6,350,000 issued by National Union Fire Insurance Company of Pittsburgh, PA (the “Joint Bond”);

(2)

A copy of the resolutions adopted via written consent, in which a majority of the Board members who are not “interested persons” of the Trust, as defined by Section 2(a)(19) of the Act, approved the amount, type, form and coverage of the Joint Bond and the portion of the premium to be paid by the Trust; and

(3)	A copy of the Amended and Restated Joint Insured Bond Agreement entered into pursuant to Rule 17g-1(f) under the Act.

If the Trust had not been named a co-insured under this Joint Bond, it would have maintained a single insured bond in the amount of $2,500,000 as required by paragraph (d) of the Rule.

This filing is being made within ten days of the receipt of the executed bond extension.

The premium in the amount of $3,979 for the period February 28, 2018 through June 9, 2018 was billed for the extension and payment has been authorized and the premium is being allocated according to current assets of each Fund of the Trust.

Should you have any questions, please contact the undersigned at (213) 244-0646.

Respectfully submitted,

/s/ Patrick Dennis

Patrick Dennis

Vice President and Assistant Secretary

ENDORSEMENT#   14

This endorsement, effective         12:01 AM         February 28, 2018         forms a part of

policy number        01-205-77-70

issued to        TCW STRATEGIC INCOME FUND, INC; TCW FUNDS, INC.

METWEST FUNDS; TCW ALTERANTIVE FUNDS

by          National Union Fire Insurance Company of Pittsburgh, Pa.

BOND PERIOD EXPANDED

It is agreed that:

1. Item 2 of the Declarations is deleted and replaced with the following:

Item 2. Bond Period: from 12:01 a.m. on 02/28/2017 to 12:01 a.m. on 06/09/2018

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

122554 (10/16)	END 14

ENDORSEMENT#   15

This endorsement, effective         12:01 AM         February 28, 2018         forms a part of

policy number        01-205-77-70

issued to        TCW STRATEGIC INCOME FUND, INC; TCW FUNDS, INC.

METWEST FUNDS; TCW ALTERANTIVE FUNDS

by          National Union Fire Insurance Company of Pittsburgh, Pa.

PREMIUM TRANSACTION ENDORSEMENT

In consideration of the additional premium of $3,979, it is hereby understood and agreed that as of 02/28/2018 the policy is hereby amended by adding the endorsement scheduled below:

Number	Endorsement Name

#14	BOND PERIOD EXPANDED

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

M122605 (10/16)	END 15

ENDORSEMENT#   16

This endorsement, effective         12:01 AM         February 28, 2018         forms a part of

policy number        01-205-77-70

issued to        TCW STRATEGIC INCOME FUND, INC; TCW FUNDS, INC.

METWEST FUNDS; TCW ALTERANTIVE FUNDS

by          National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the “Form s Index” Endorsement is am ended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE

122554	10/16	BOND PERIOD EXPANDED

M122605	10/16	PREMIUM TRANSACTION ENDORSEMENT

SYSLIB	01/05	FORMS INDEX (AMENDED)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 016
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METROPOLITAN WEST FUNDS

Renewal of Joint Fidelity Bond and of a Joint Insured Bond Agreement

WHEREAS, the members of the Board of Trustees of Metropolitan West Funds (“MWF” or the “Funds”) who are not “interested persons” of the Funds as that term is defined in the Investment Company Act of 1940, as amended, (the “1940 Act”) (the “Independent Trustees”) have given due consideration to all information deemed reasonably relevant, necessary or appropriate by them regarding fidelity insurance coverage in the form of a joint insured bond (the “Bond”) for MWF, TCW Funds, Inc. (“TFI”), TCW Strategic Income Fund, Inc. (“TSI”), and TCW Alternative Funds (“TAF) issued by AIG, including, among other things: (i) the value of the aggregate assets of the Funds to which any covered person (as defined in Rule 17g-1(a) under the 1940 Act) may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities in the Fund’s investment portfolios, (iv) the number of other parties named as insureds under the Bond, (v) the nature of the business activities of the Funds, (vi) the amount of the Bond and the premium for such Bond, (vii) the ratable allocation of the premium among the parties named as insureds, and (viii) the extent to which the share of the premium allocated to the Funds is less than the premium the Funds would have to pay if the Funds had procured and maintained a single insured bond; and

WHEREAS, the Funds desire to establish criteria by which the premium for, and recoveries under, the Bond shall be allocated among the parties; and

WHEREAS, the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act;

NOW, THEREFORE, BE IT

RESOLVED, that the Board finds that the coverage provided by the Bond is reasonable and adequate to protect the Funds against larceny or embezzlement by any covered persons and approves the amount, type, form and coverage of the Bond issued by AIG and naming as insured parties the Funds, TFI, TSI and TAF in the aggregate amount of $6,350,000 for the period from February 28, 2017 through February 28, 2018; and

FURTHER RESOLVED, that the Board hereby determines that the premium of not more than $14,405 for the Bond (up to $11,922 allocated to MWF) is fair and reasonable and that the premium be, and it hereby is, ratified and confirmed; and

FURTHER RESOLVED, that pursuant to Rule 17g-1 under the 1940 Act, the Board finds that the participation of the Funds in the Bond and payment by the Funds of the allocated share of the premium for such Bond is in the best interests of the Funds, and is hereby ratified and confirmed by the Board; and

FURTHER RESOLVED, that the officers of the Funds are authorized and directed to execute and deliver the Amended and Restated Joint Bond Agreement setting forth the manner of disposition of any recovery received under the Bond as required by Rule 17g-1(f) under the 1940 Act, in the form submitted with this written consent with such changes as such officers shall, with the advice of counsel, deem appropriate, any such determination to be conclusively evidenced by such execution and delivery; and

FURTHER RESOLVED, that the appropriate officers of the Funds shall file or cause to be filed a copy of the Bond, any necessary exhibits, and appropriate notices with the Securities and Exchange Commission in accordance with Rule 17g-1(g) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Funds be, and each hereby is, authorized and directed to execute such documents, including an insurance agreement among insureds pursuant to Rule 17g-1(f) under the 1940 Act, with such modifications as the officers, on advice of counsel, shall deem appropriate consistent with the purposes and intent of the Board, to make any and all payments, and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval, and that all actions previously taken by the officers of the Funds in connection with the Bond be, and they hereby are, ratified and confirmed in all respects.

AMENDED AND RESTATED JOINT INSURED BOND AGREEMENT

AGREEMENT dated as of March 29, 2015, between Metropolitan West Funds, TCW Alternative Funds, TCW Strategic Income Fund, Inc. and TCW Funds, Inc.

BACKGROUND

A.    Each of the parties to this Agreement is a management investment company (“Fund”) registered under the Investment company Act of 1940 (the “Act”).

B.    Rule 17g-1 under the Act requires each registered management investment company to provide and maintain in effect a bond against larceny and embezzlement by its officers and employees.

C.    Rule 17g-1 authorizes the parties hereto to secure a joint insured bond naming each of them as insureds.

D.    Each of the parties hereto is, or will be, named as an insured on a joint fidelity bond which has a term of one year commencing on or about February 29, 2015.

E.    A majority of the Boards of Directors of the respective parties hereto, who are not “interested persons’ of such party as defined by Section 2(a)(19) of the Act, have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such joint insured bonds and each such governing body of the representative parties has approved the terms and amount of the bonds and the portion of the premiums payable by that party hereunder.

F.    Each party has determined that the allocation of the proceeds payable under the joint insured bonds as set forth herein (which takes into account the minimum amount of bond required for each party by Rule 17g-1 if it maintained a single insured bond) is equitable.

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, hereby agree as follows:

1.    Joint Insured Bond.    Each party shall maintain in effect a joint fidelity insurance bond(s) (the “Bond”) from a reputable fidelity insurance company, authorized to do business in the place where the Bond is issued, insuring such party against larceny and embezzlement and covering such of its officers and employees who may, singly or jointly with others, have access, directly or indirectly, to its securities or funds. The Bond shall name each party as an insured and shall comply with the requirements for such bonds established by Rule 17g-1.

2.    Ratable Allocation of Premium.

a)    The premium will be allocated ratably among the Funds, provided, however, that should an increase in the Bond be required by reason of an increase in the gross assets of one or more Funds, each party hereto shall pay a share of the increased premium for the increased bond equal to such party’s increase in assets divided by the total increase in assets. With respect to named insureds that may be added to the bonds and this Agreement pursuant to Section 6 hereof subsequent to the inception date of the bonds, any such increases in gross assets for the purpose of this Section 2(a) shall be measured from $0 dollars and prorated from the inception date of coverage under the bonds.

b)    Notwithstanding the provision of Section 2(a), any additional premiums that may become due under any Bond as a result of the addition of a named insured thereunder pursuant to Section 6 hereof, which addition did not require an increase in the amount of any such Bond, shall be payable, with respect to the Funds’ portion of such premium, by the additional named insured.

3.    Ratable Allocation of Proceeds.

a)    If more than one of the parties sustains a single loss (including a loss sustained before the date hereof) for which recovery is received under the Bond, each such party shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all such parties sustaining a single loss.

b)    If the recovery is inadequate to fully indemnify all parties sustaining a single loss, the recovery shall be allocated among such parties as follows:

i.	Each such Fund sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity bond which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1).

ii.	The remaining portion of the recovery (if any) shall be allocated to each party sustaining a loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each party’s loss which is not fully indemnified bears to the sum of the unindemnified losses of all such parties. If such allocation would result in any party receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portions shall be allocated among the other parties whose losses would not be fully indemnified in the same proportion as the portion of each such party’s loss which is not fully indemnified bears to the sum of all of the unindemnified losses of all such parties. Any allocation in excess of a loss actually sustained by any party shall be reallocated in the same manner.

4.    Claims and Settlements. Each party shall, within five days after the making of any claim under the Bond, provide the other parties with written notice of the amount and nature of such claim. Each party shall, within five days after the receipt thereof, provide the other parties with written notice of the terms of settlement of any claim made under the Bond by such party. In the event that two or more parties shall agree to settlement with the fidelity company of a claim made under the Bond with respect to a single loss, such parties shall, within five days after settlement, provide any other party not a party to such claim with written notice of the amounts to be received by each claiming responsible for filing notices required by paragraph (g) of Rule 17g-1 under the Act shall give and receive any notice required hereby.

5.    Modifications and Amendments. Any party may increase the amount of the Bond. Such party must give written notice thereof to the other parties to this Agreement. If pursuant to Rule 17g-1 any party shall determine that the coverage provided pursuant to this Agreement should otherwise be modified, it shall so notify the other parties hereto, and indicate the nature of the modification which it believes to be appropriate. If, within 45 days of such notice, any necessary amendments to this Agreement shall not have been made and the request for modification shall not have been withdrawn, this Agreement shall terminate with respect to such party (except with respect to losses occurring prior to such termination). Any party may withdraw from this Agreement at any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving written notice to the other parties of such withdrawal. Upon withdrawal, a withdrawing party shall be entitled to receive any portion of any premium rebated by the fidelity company with respect to such withdrawal.

6.    Additional Named Insureds. Any newly created investment company managed by a direct or indirect subsidiary of The TCW Group, Inc., and required to maintain a bond pursuant to Rule 17g-1 may be added as an additional named insured to the Bond and as an additional party to this Agreement upon execution of a Schedule I in the form attached to this Agreement as Exhibit A. Inclusion of such Company as a party to this Agreement shall be effective as of the date such company is added to the Bond as a named insured. No payment of any portion of the initial premiums shall be required of any additional named insured company, it being hereby agreed that any such reimbursement amount due to each of the other parties to this Agreement would be de minimis. Any additional premium due and payable as a result of, or subsequent to, addition of such investment company under the Bond shall be payable pursuant to the provisions of Section 3 hereof.

7.    Governing Law. This Agreement shall be construed in accordance with the laws of the State of California.

8.    No Assignment. This Agreement is not assignable.

9.    Notices. All notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at 865 South Figueroa Street, Los Angeles, CA 90017.

Certain of the Funds are comprised of Portfolios. All obligations of any of such respective Funds under this Agreement shall apply only on a Portfolio by Portfolio basis, and the assets of one Portfolio shall not be liable for the obligations of any other Portfolio.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first above written.

Metropolitan West Funds

/s/ Patrick Dennis

Patrick Dennis Assistant Secretary

TCW Funds, Inc.

/s/ Patrick Dennis

Patrick Dennis Assistant Secretary

TCW Strategic Income Fund, Inc.

/s/ Patrick Dennis

Patrick Dennis Assistant Secretary

TCW Alternative Funds

/s/ Patrick Dennis

Patrick Dennis Assistant Secretary

SCHEDULE I

to

AMENDED AND RESTATED JOINT INSURED BOND AGREEMENT

dated March 29, 2015

For the purpose of obtaining fidelity bond coverage under the joint insured bonds (“Bonds”) maintained by the parties to that certain Amended and Restated Joint Insured Bond Agreement dated March 29, 2015 (“Agreement”), the undersigned hereby certifies to all other parties to such Agreement (“Parties”) as follows:

a)	That it is managed by a direct or indirect subsidiary of The TCW Group, Inc.;

b)	That it is a regulated management investment company required to provide and maintain in effect a fidelity bond against larceny and embezzlement by its officers and employees by Rule 17g-1 under the Investment Company Act of 1940 (the “Act”);

c)	That the company qualifies under the terms of Rule 17g-1 for inclusion as a named insured on the joint insured bonds maintained by the Parties;

d)	That a majority of the Boards of Directors/Trustees/Managing General Partners of the company who are not “interested persons” of such party was defined by Section 2(a)(19) of the Act, have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such joint insured bonds, and such governing body has approved the terms and amount of the bonds and the portion of the premiums payable by the company under the Agreement;

e)	That the company has determined that the allocation of the proceeds payable under the joint insured bonds as set forth in the Agreement (which takes into account the minimum amount of bond required for each party by Rule 17g-1 if it maintained a single insured bond) is equitable;

The undersigned hereby requests to be added as a named insured under the Bonds maintained by the Parties and as a Party to the Agreement. The undersigned hereby agrees to be bound by all terms and provisions of the Agreement effective as of the date it is included as a named insured under the bonds.

Executed as of this 29th day of March, 2015.

[FUND NAME]

BY:

BY: